Exhibit 16.1

November 24, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for American Dental Partners, Inc. and, under the date of February 25, 2003, we reported on the consolidated financial statements of American Dental Partners, Inc. as of and for the years ended December 31, 2002 and 2001. On November 18, 2003, our appointment as principal accountants was terminated. We have read American Dental Partners, Inc.’s statements included under Item 4 of its Form 8-K dated November 24, 2003 and we agree with such statements except that we are not in a position to agree or disagree with American Dental Partners, Inc.’s statement that PricewaterhouseCoopers was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on American Dental Partners, Inc.’s consolidated financial statements.

/s/ KPMG LLP